December 17, 2010

Via FedEx
Larry Spirgel, Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 - filed March 10, 2007;
Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 1-13178

Dear Mr. Spirgel:

This letter will confirm that MDC Partners and Melissa Hauber (Securities and Exchange Commission) have agreed that MDC Partners will submit its response to the most recent comments of the Staff of the Division of Corporation Finance on or prior to January 21, 2011.

Please direct any questions concerning the above responses to the undersigned (telephone: (646)429-1803; fax: (212) 937-4365).

Very truly yours, /s/ Mitchell Gendel Mitchell Gendel General Counsel & Corporate Secretary

Enclosures

cc:
Melissa Hauber, Securities and Exchange Commission
Miles S. Nadal, Chairman, President and Chief Executive Officer
David Doft, Chief Financial Officer
Michael Sabatino, Chief Accounting Officer
Members of the Audit Committee
     MDC Partners Inc.